SPHERION CORPORATION 401(k) BENEFIT PLAN
FORM 5500, SCHEDULE H, LINE 4(i)—
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Description	Shares	Cost	Fair Value
SHARES OF REGISTERED
INVESTMENT COMPANIES:
Invesco Technology Fund	5,614	$206,971	$182,860
T. Rowe Price Stable Value Fund *	18,415,409	18,415,409	18,415,409
T. Rowe Price International Stock Fund *	356,633	4,992,357	3,919,397
T. Rowe Price Spectrum Income Fund *	239,018	2,517,773	2,533,588
T. Rowe Price Dividend Growth Fund *	489,215	10,162,364	10,170,784
T. Rowe Price Personal Strategy Income Fund *	121,452	1,587,904	1,555,800
T. Rowe Price Personal Strategy Balanced Fund *	527,673	8,329,165	7,962,590
T. Rowe Price Personal Strategy Growth Fund *	850,678	15,971,167	14,920,894
T. Rowe Price Mid-Cap Growth Fund *	435,861	17,136,434	17,172,937
T. Rowe Price Small-Cap Stock Fund *	177,518	4,205,403	4,498,309
T. Rowe Price Equity Index Trust *	303,403	10,376,268	9,353,920

Total registered investment company stocks		93,901,215	90,686,488
SPHERION CORPORATION COMMON STOCK *		5,896,345	5,252,772
T. ROWE PRICE TRADELINK PLUS *		1,144,222	1,144,222
PARTICIPANT LOANS RECEIVABLE *
(Interest rates from 5.75% to 10.5%)		1,379,187	1,379,187

TOTAL INVESTMENTS		$102,320,969	$98,462,669

Note:	Collateral is not applicable as loans represent use of participant's own funds. Defaults are subject to applicable tax and penalties by the Internal Revenue Service. Participant loans receivable are due at various maturity dates and interest is set at the prime interest rate plus 1% at the date of issuance.

*
Party-in-interest